SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------

                              JPS PACKAGING COMPANY
                       (Name of Subject Company (Issuer))

                         JPS ACQUISITION, INC. (Offeror)
                   PECHINEY PLASTIC PACKAGING, INC. (Offeror)
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    46623H102
                      (CUSIP Number Of Class Of Securities)

                         MIKE J. HOOVER, GENERAL COUNSEL
                           8770 WEST BRYN MAWR AVENUE
                                 MAIL SUITE 06H
                          CHICAGO, ILLINOIS 60631-3542
                            TELEPHONE: (773) 399-8000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:

                               ROBERT BOUMA, ESQ.
                              HEIDI J. STEELE, ESQ.
                             MCDERMOTT, WILL & EMERY
                              227 W. MONROE STREET
                             CHICAGO, ILLINOIS 60606
                            TELEPHONE: (312) 372-2000



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[ ]  Check  the  box  if  the  filing   relates   solely  to  preliminary
     communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Pechiney Plastic Packaging, Inc., a Delaware corporation ("Parent"), and JPS Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, on October 30, 2000, as amended by Amendment No. 1 filed on November 7, 2000. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of JPS Packaging Company, a Delaware corporation (the "Company"), at $7.86 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, and which have been incorporated herein by reference (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Except as amended and supplemented hereby, the Schedule TO remains in effect. All terms used but not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and Items 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

o The "Source and Amount of Funds" section of the Offer to Purchase is hereby amended and supplemented by replacing the last two sentences of that section (as amended by Amendment No. 1 to the Schedule TO) with the following:

     The Purchaser will obtain such funds from a loan from Pechiney Metals Corp., an affiliate of Purchaser, which shall have an interest rate of LIBOR plus 0.25% and a term of up to one year. There is no written loan agreement, and the loan does not have any other terms or


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     conditions.  Purchaser currently has no plans or arrangements to finance or repay the loan. No alternative financing plan exists.

o Item 11 of the Schedule TO is amended by adding the following: The applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), was terminated on November 8, 2000. For additional information regarding the expiration of the waiting period, see the text of the press release filed as an exhibit hereto.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended by adding the following:

(a)(10) Press release issued by Parent and Purchaser, dated November 9, 2000, announcing the termination of the waiting period under the HSR Act.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Pechiney Plastic Packaging, Inc.

                                            By:  /s/  Mike J. Hoover
                                                 -----------------------
                                                 Name: Mike J. Hoover
                                                 Title: Vice President, General
                                                        Counsel and Secretary

                                            JPS Acquisition, Inc.

                                            By:  /s/ Mike J. Hoover
                                                 -----------------------
                                                 Name: Mike J. Hoover
                                                 Title:  Secretary


Dated:   November 13, 2000